SEC 06007821 ISSION

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SEC FILE NUMBER
8-66354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 31 2006 WASH. D.C. 213 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Fixed Income Group, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1017 FM 620 South
(No. and Street)

Austin (City) TX (State) 78734 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Williams (512)263-8658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, LLP
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue (Address) Austin (City) TX (State) 78701 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Fixed Income Group, LP, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERRI COHEN
Notary Public, State of Texas
My Commission Expires
August 27, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FIXED INCOME GROUP, LP

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2005

CAPITAL FIXED INCOME GROUP, LP

TABLE OF CONTENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

The Partners of
Capital Fixed Income Group, LP
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Capital Fixed Income Group, LP (the Partnership) (a Texas limited partnership) as of December 31, 2005, and the related statements of income (loss), changes in partners' capital, and cash flows for the year then ended that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of Partnership's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnership as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sprouse & Anderson, L.L.P.

February 22, 2006
Austin, Texas

FINANCIAL STATEMENTS

CAPITAL FIXED INCOME GROUP, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

ASSETS	
Cash	$ 79,933
Accounts receivable	2,783
Restricted cash	15,276
Fixed assets, net	4,768
TOTAL ASSETS	$ 102,760

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Accounts payable	$ 5,977
Accrued expenses	10,907
TOTAL LIABILITIES	16,884
PARTNERS' CAPITAL	85,876
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 102,760

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

CAPITAL FIXED INCOME GROUP, LP

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	$ 64,956
EXPENSES	
Regulatory fees	4,366
Professional fees	9,946
Salaries and wages	74,475
Travel and entertainment	282
Office rent	23,900
Office expenses	1,700
Equipment rental	475
Commissions	2,156
Repairs and maintenance	1,769
Insurance	1,298
Communication services	27,622
Education and seminars	71
Clearing fees	14,479
Contract labor	1,423
Depreciation	1,582
Other expenses	939
Total Expenses	166,483
NET INCOME (LOSS)	$ (101,527)

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

CAPITAL FIXED INCOME GROUP, LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

	General Partner	Limited Partners	Total
Balance at January 1, 2005	$ 1,274	$ 126,129	$ 127,403
Capital contributions	600	59,400	60,000
Net loss	(1,015)	(100,512)	(101,527)
Balance at December 31, 2005	$ 859	$ 85,017	$ 85,876

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

CAPITAL FIXED INCOME GROUP, LP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (101,527)
Adjustments to reconcile net loss to cash flow used by operating activities:	
Depreciation expense	1,582
Bad debt expense	3,650
Changes in assets and liabilities:	
Increase in accounts receivable	(2,783)
Increase in accounts payable	5,060
Increase in accrued expenses	5,615
NET CASH FLOWS USED BY OPERATING ACTIVITIES	(88,403)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed asset	(800)
Deposit of restricted cash	(15,276)
NET CASH FLOWS USED BY INVESTING ACTIVITIES	(16,076)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from partners	60,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	60,000
NET DECREASE IN CASH	(44,479)
CASH AT BEGINNING OF YEAR	124,412
CASH AT END OF YEAR	$ 79,933

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Operations

Capital Fixed Income Group, LP (the Partnership) (a Texas limited partnership) conducts its business as a registered securities broker - dealer. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Partnership activities are regulated by the NASD and Securities Exchange Act of 1934. The Partnership operates under (SEC) Rule 15c3-3(k)(2)(ii), as the Partnership does not hold any customer funds or securities. All transactions are cleared on a fully disclosed basis. The purpose of the Partnership is to act as a broker-dealer primarily in asset - backed securities and securitizations. Certain securities transactions will be executed by the Partnership on behalf of its customers through a clearing broker - dealer, Sterne, Agee, & Leach, Inc. Clearing (SAC), who will carry such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with SAC.

Statement Presentation

The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition

Securities transactions and related revenue and expenses will be recorded on a trade-date basis.

Cash and Cash Equivalents

The Partnership considers all short-term, highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

Fixed Assets

The Partnership capitalizes all furniture and equipment at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. Useful lives of furniture and equipment range from 3 to 7 years.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes

As a limited partnership, a provision for income taxes is not made in the accounts of the Partnership since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statement of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

Fair Value of Financial Instruments

The carrying amounts of cash approximates fair value because of the short maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of the Partnership's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

NOTE 2: FIXED ASSETS

The Partnership purchased fixed assets in the normal course of business and at December 31, 2005 fixed assets consisted of:

Furniture	$ 800
Equipment	6,105
Total	6,905
Less accumulated depreciation	(2,137)
Net fixed assets	$ 4,768

Depreciation expense totaled $1,582 for the year ended December 31, 2005.

NOTE 3: LEASES

The Partnership leases office equipment and office space under operating lease agreements. Rentals paid under these leases amounted to approximately $46,000 during 2005. The future commitments on these leases are $17,120 for 2006.

NOTE 4: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At December 31, 2005, the Partnership had net capital of $78,025. The Partnership did not meet the net capital requirement at December 31, 2005. The Partnership's ratio of aggregate indebtedness to net capital was .22 to 1 at December 31, 2005.

NOTE 5: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the clearing broker and the Partnership's activities will involve the execution and settlement of various securities transactions. These activities may expose the Partnership to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Partnership will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Partnership will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

NOTE 6: PARTNERSHIP AGREEMENT

Partners' capital accounts are increased by cash or property contributed and all items of income or gain allocated to each account and decreased by cash or property distributed to each partner and all items of Partnership deductions or loss. Under the Partnership agreement, the partners are not required to make any additional capital contributions to the Partnership unless approved by the General Partner. If additional cash contributions are required, such contributions shall be made by the partners in the proportion of their capital percentage.

NOTE 6: PARTNERSHIP AGREEMENT (Continued)

Profits and losses will be allocated to the partners in accordance with their relative sharing ratios. The Partnership will be dissolved upon the General Partner's determination, with the Limited Partner's prior written consent or upon the dissolution, withdrawal or bankruptcy of the General Partner, unless the Partnership is reconstituted by the substitution of the General Partner.

SUPPLEMENTARY INFORMATION

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Partners of
Capital Fixed Income Group, LP
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Capital Fixed Income Group, LP for the year ended December 31, 2005, and have issued our report thereon dated February 22, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse & Anderson, L.L.P.

February 22, 2006
Austin, Texas

CAPITAL FIXED INCOME GROUP, LP

COMPUTATION OF NET CAPITAL, AGGREGATE
INDEBTEDNESS AND RATIO OF AGGREGATE
INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c-3-1

DECEMBER 31, 2005

TOTAL PARTNERS' CAPITAL		
Partners' capital, as reported on the statement of financial condition	$	85,876
Nonallowable assets		
Unsecured receivable		(2,783)
Fixed assets, net		(4,768)
Haircuts on other positions		(300)
Net Partners' Capital	$	78,025
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from the statement of financial condition	$	16,884
Less - Items excluded from aggregate indebtedness		-
Total Aggregate Indebtedness	$	16,884
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of broker-dealer (6 2/3% of total aggregated indebtedness)	$	1,126
Minimum dollar net capital requirement of reporting broker dealer	$	100,000
Net capital requirement (greater of two above)	$	100,000
NET CAPITAL IN DEFICIENCY OF REQUIRED MINIMUM	$	(21,975)
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		.22 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The audited totals used in the computation differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5. See the reconciliation below.

Net partners' capital under partners' computation	$	87,260
Net audit adjustments for fixed assets and accrued expenses		(6,452)
Unallowable unsecured receivable		(2,783)
Net partners' capital per calculation above	$	78,025

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

CAPITAL FIXED INCOME GROUP, LP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, Sterne, Agee & Leach, Inc. Clearing, which carries all of the accounts of customers.

During the year ended December 31, 2005, in the opinion of management, the Partnership has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of rule 15c3-3.

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Partners of
Capital Fixed Income Group, LP
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Capital Fixed Income Group, LP (the Partnership) (a Texas limited partnership) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5 (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Sprouse & Anderson, L.L.P.

Febuary 22, 2006
Austin, Texas